The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Summer Street, Floor 7

SUM0703

Boston, MA 02111

May 4, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
(the “Registrant”)

Dear Ms. O’Neal-Johnson:

This letter is in response to your comment provided via telephone on April 21, 2017, regarding Post-Effective Amendment No. 93 to the Registrant’s registration statement for the Global Secured Options Portfolio (formerly known as the International Secured Options Portfolio) (the “Portfolio”), filed with the Securities and Exchange Commission on March 6, 2017:

1.	Comment: In the section entitled “Investment Limitations” of the Statement of Additional Information, a non-fundamental policy is described which states that the Portfolio will not underwrite the securities of other issuers, except to the extent that the sale of portfolio securities by the Portfolio may be deemed to be an underwriting. Pursuant to Section 13(a)(2) of the Investment Company Act of 1940, as amended, please move this disclosure to the list of fundamental investment restrictions that cannot be changed without the approval of the lesser of: (1) 67% of the voting securities of the Portfolio present at a meeting if the holders of more than 50% of the outstanding voting securities of the Portfolio are present or represented by proxy, or (2) more than 50% of the outstanding voting securities of the Portfolio.

Response: The Registrant will make the requested change.

The preceding comment and related response have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1741 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Bernard Brick

Bernard Brick